Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
Tel: (203) 762-2499
Fax: (203) 761-0839

May 12, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Startech Environmental Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed March 11, 2008
File Nos. 333-143478 and 333-145903

Dear Ms. Hardy:

On behalf of Startech Environmental Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated March 31, 2008 relating to the above-captioned amended registration statements on Form S-1.  Captions and page references herein correspond to those set forth in the amendments to each of the above-captioned registration statements, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We reissue prior comment 1 from our previous letter since it appears you have not filed a redlined version of either of your amendments on EDGAR showing changes from the previous submission.

Due to a shortage of staff in our EDGAR filing department, we are unable to finalize redlined versions of the each registration statements against the version previously filed with the Commission for filing via EDGAR with this letter; however, we expect to be in a position and to file redlines via EDGAR within the next 24-48 hours.

2.	We reissue prior comment 15 regarding your confidential treatment request.

On April 16, 2008, we filed a letter with the Commission withdrawing our application for confidential treatment for Exhibit 10.1, with respect to the purchase price listed therein, and we

Ms. Jennifer Hardy
May 12, 2008

filed a Form 8-K/A containing a revised version of Exhibit 10.1, in which the purchase price was unredacted.

3.	Please revise your filings to update your financial statements in accordance with Rule 3-12 of Regulation S-X..

We have revised the registration statements to update our financial statements in accordance with Rule 3-12 of Regulation S-X.

Cover Page

4.
Please revise the information regarding certain selling securityholders here and in the Summary of the Offering section to clarify that they are not selling warrants but are selling shares of common stock issuable upon exercise of warrants.

We have revised the disclosure on the cover page and in the Summary of the Offering section to clarify that the selling securityholders are selling shares of common stock issuable upon exercise of warrants and not the warrants themselves.

Exhibit Index

5.	Please delete the asterisk from Exhibit 5.1 since it is not filed with your Form 10-K. Please note that we will need adequate time to review the legal opinion.

We have attached the legal opinion as Exhibit 5.1 to the registration statement, File No. 333-145903.  We have made the appropriate reference and removed the asterisk from Exhibit 5.1 in the exhibit index from the registration statement, File No. 333-143478.

If you have any questions, please do not hesitate to contact Joshua E. Davis of Kramer Levin Naftalis & Frankel LLP or David J. Levine, outside counsel to the Company, at (212) 715-9100, or me at the above telephone and facsimile numbers.

        Very truly yours,

        By: /s/ Peter J. Scanlon
        Name: Peter J. Scanlon
        Title:   Chief Financial Officer

cc:  David J. Levine, Esq.
   Joshua E. Davis, Esq.
   Scott S. Rosenblum, Esq.